December 26, 2018

Paul Lohrey
Chief Executive Officer
iShares S&P GSCI Commodity-Indexed Trust
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

       Re: iShares S&P GSCI Commodity-Indexed Trust
           Registration Statement on Form S-3
           Filed December 21, 2018
           File No. 333-228958

Dear Mr. Lohrey:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Andrew M. Faulkner, Esq.